Exhibit 12

EL PASO NATURAL GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	For the Three Months ended March 31,
	2009	2008
Earnings
Pre-tax income	$64	$53
Fixed charges	23	23
Totals earnings available for fixed charges	$87	$76

Fixed charges
Interest and debt expense	$23	$23

Ratio of earnings to fixed charges	3.8	3.3

For purposes of computing these ratios, earnings means pre-tax income before:
· fixed charges;
less:
· capitalized interest, which was not material for the quarters ended March 31, 2009 and 2008.

Fixed charges means the sum of the following:
· interest costs, not including interest on tax liabilities which is included in income tax expense on our income statement;
· amortization of debt costs; and
· that portion of rental expense which we believe represents an interest factor, which was not material for the quarters ended March 31, 2009 and 2008.